August 15, 2008

United States Securities and Exchange Commission
Filing Desk
450 5th NW
Washington, DC 20549

In re:   Fidelity Bond for OneAmerica Funds, Inc. ("the Fund")

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1), enclosed with this letter is a copy of the Fidelity Bond, Bond No. FIB 0002717 11 effective as of June 6, 2008. Premiums have been paid on the bond through November 1, 2009. Because the assets of the Fund were approximately $1,015,841,000, as of June 30, 2008, the amount of the single insured bond, which the Fund must provide and maintain, is $1,250,000.

At a meeting of the board of directors of the Fund held on August 15, 2008, the attached certified resolutions were presented, considered and approved by not only a majority of the non-interested directors, but all of the directors.

Please return the enclosed cover letter stamped by your office in the enclosed self-addressed stamped envelope.

Should you have any questions about this filing, please contact me. I may be reached by telephone at (317) 285-1588, by facsimile at (317) 285-1470, by e-mail at Rich.Ellery@oneamerica.com and by mail at the address below.

Very Truly Yours,


/s/ Richard M. Ellery
Richard M. Ellery
Assistant Secretary and Chief Compliance Officer
          OneAmerica Funds, Inc.
Associate General Counsel & Counsel to Broker/Dealer
         American United Life Insurance Company

                             OneAmerica Funds, Inc.
                              Indianapolis, Indiana

                            Certificate of Resolution
                           For Approval Fidelity Bond

I, Richard M. Ellery, do hereby certify that I am the duly elected and qualified Assistant Secretary to the Board of Directors of OneAmerica Funds, Inc., a Maryland Corporation (the "Fund"), and further certify that the following resolution was adopted unanimously by the Board of Directors of the fund at a meeting duly held on August 15, 2008, at which a quorum was at all times present and that such resolution has not been modified nor rescinded and is in full force and effect as of the date hereof.

     RESOLVED, That after taking into consideration all relevant factors concerning the fidelity bond underwritten by the Fidelity and Deposit Company of Maryland covering the assets of OneAmerica Funds, Inc., including the amount of the bond and the amount of the premium and having determined that the coverage is reasonable, said bond be, and it hereby is, approved as required by Rule 17g-1(d) of the Investment Company Act of 1940.

     FURTHER RESOLVED, That the Secretary is hereby directed to file such filings related to the fidelity bond with the Securities and Exchange Commission as required by federal securities laws.

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of OneAmerica Funds, Inc., as of this 15th day of August 2008.

/s/ Richard M. Ellery
____________________________________
Richard M. Ellery
Assistant Secretary to the Board of Directors
OneAmerica Funds, Inc.



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